FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

28 October 2025

HSBC HOLDINGS PLC
3Q 2025 EARNINGS RELEASE
ZOOM MEETING

HSBC will be holding a Zoom meeting today for investors and analysts, hosted by Pam Kaur, Group Chief Financial Officer.

A copy of the presentation to investors and analysts is attached and is also available to view and download at: https://www.hsbc.com/investors/results-and-announcements/all-reporting/group

Click on, or paste, the following link into your web browser, to view the associated PDF document http://www.rns-pdf.londonstockexchange.com/rns/0882F_1-2025-10-28.pdf

Full details of how to access the Zoom meeting appear below and can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 7.45am (London); 3.45pm (Hong Kong); and 2.45am (New York).

Webcast: https://hsbc.zoom.us/webinar/register/WN_H0oAFGJZRYqdkqY5dVIF5Q#/registration

Replay access details from 29 October 12.00pm GMT - 30 November 2025 12.00pm GMT

Please find replay details here: https://www.hsbc.com/investors/results-and-announcements

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,234bn at 30 September 2025, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 October 2025